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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235- 0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	September 8, 2022

Gateway Garage Partners LLC

181 High Street LLC

(Exact name of issuer as specified in its charter)

Delaware Maine	85-1031420 26-2224584
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

134 N. 4th Street, Suite 2007, Brooklyn, New York 11249

(Full mailing address of principal executive offices)

(813) 438-6542

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 4. Changes in Issuer’s Certifying Accountant

(a)	On May 12, 2022, NOYACK Medical Partners LLC, the manager (the “Manager”) of both Gateway Garage Partners LLC (the “Company”) and 181 High Street LLC (“OpCo”), received formal notice that Baker Tilly US, LLP, the independent auditors for the Company and OpCo (“Baker Tilly”), had elected not to stand for reappointment as auditor for the Company and OpCo. On September 8, 2022, the Manager elected to accept the resignation.

Baker Tilly audited the financial statements of (1) the Company for the year ended December 31, 2021 and for the period from May 21, 2020 to December 31, 2020 and (2) OpCo for the years ended December 31, 2021 and 2020. The reports of Baker Tilly on such financial statements, each dated April 26, 2022, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

For the past two fiscal years and through May 12, 2022, there were (1) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions with Baker Tilly on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Baker Tilly’s satisfaction, would have caused Baker Tilly to make reference in its reports and (2) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

We have provided Baker Tilly a copy of the disclosure made in response to this Item 4 and have requested that Baker Tilly provide a letter addressed to the Securities and Exchange Commission confirming their agreement with the disclosure herein. Pursuant to our request, Baker Tilly has provided the letter attached hereto as Exhibit 99.1.

(b)	On September 8, 2022, CohnReznick LLP (“CohnReznick”) was appointed by the Manager to audit the financial statements of the Company and OpCo for the fiscal year ending December 31, 2022. During the years ended December 31, 2021 and 2020 and through May 12, 2022, none of the Company, OpCo or anyone on either such entity’s behalf has consulted with CohnReznick regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of either the Company or OpCo, and neither a written report nor oral advice was provided to either the Company or OpCo that CohnReznick concluded was an important factor considered by the Company or OpCo in reaching a decision as to any accounting, auditing or financial reporting issue, (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulations S-K and the related instructions or (3) any “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Baker Tilly Letter

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Gateway Garage Partners LLC 181 High Street LLC

By (Signature and Title)	/s/ Charles J. Follini, President

Date	September 14, 2022

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